FEDERAL INSURANCE COMPANY
Endorsement No:	1
Bond Number:	81951512
NAME OF ASSURED: DRIEHAUS CAPITAL MANAGEMENT LLC

AMEND NAME OF ASSURED ENDORSEMENT

It is agreed that NAME OF ASSURED of the DECLARATIONS for this Bond is amended to include the following:

Driehaus Emerging Markets Growth Fund Driehaus International Discovery Fund Driehaus International Small Cap Growth Fund Driehaus Global Growth Fund Driehaus Mid Cap Growth Driehaus Large Cap Growth Driehaus Active Income Fund Driehaus Select Credit Fund Driehaus Emerging Markets Small Cap Growth Fund

Driehaus International Credit Opportunities Fund [effective 3/1/2012]

This Endorsement applies to loss discovered after 12:01 a.m. on June 30, 2011.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 22, 2012

ICAP Bond

Form 17-02-6272 (Ed. 8-04) Page 1

Resolutions: Meeting of the Board of Trustees dated February 21, 2012

Driehaus Mutual Funds

Approval of Amendment to Fidelity Bond

RESOLVED, that the appropriate officers of the Driehaus Mutual Funds (the “Trust”) are authorized to make amendments or other alterations required to the fidelity bond (“Bond”), covering officers and employees of the Trust in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission (“SEC”) under Section 17(g) of the 1940 Act, to provide coverage for the New Fund of the Trust; and it is

FURTHER RESOLVED, that the Secretary of the Trust is hereby authorized and directed to file any amendment to the Bond with the SEC and to make such other filings and give the notices required under Paragraph (g) of Rule 17g-1 under the 1940 Act.